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                                                                     EXHIBIT 8.1

                                August 24, 1999


United Grocers, Inc.
6433 Southeast Lake Road
Portland, OR  97222
Attn:  T.W. Olsen, President and Chief Executive Officer


Dear Ladies and Gentlemen:

          We have acted as counsel to United Grocers, Inc., an Oregon corporation ("United"), in connection with the proposed merger (the "Merger") of New U.G. Corp., an Oregon corporation ("Sub") and a wholly owned subsidiary of Certified Grocers of California, Ltd., a California corporation ("Certified"), with and into United with United as the surviving corporation. You have requested our opinion regarding the U.S. federal income tax consequences of the Merger.

          In rendering our opinion, we have reviewed the Agreement and Plan of Merger, dated as of June 14, 1999, by and among Certified, Sub, and United, relating to the Merger (the "Merger Agreement"), the Joint Proxy
Statement/Prospectus to shareholders of Certified and United (the "Proxy Statement/Prospectus"), and such other materials as we have deemed necessary or appropriate as a basis for our opinion.

          In rendering this opinion, we have assumed that the Merger will be consummated in accordance with the Merger Agreement and that the Proxy Statement/Prospectus accurately reflects the material facts of the Merger and those surrounding Certified, Sub and United. In addition, as to any facts material to this

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United Grocers, Inc.
August 24, 1999
Page  2


opinion which we did not independently establish or verify, we have relied upon the facts contained in the statements and representations of officers and other representatives of Certified, Sub, United and others, which facts may in certain instances derive from the best knowledge of such persons without duty of inquiry. Furthermore, we have assumed that the United Common Stock and the Certified Class A Shares and Class B Shares are capital assets in the hands of the holders thereof.

          In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, pertinent judicial authorities, rulings of the Internal Revenue Service, and such other authorities as we have considered relevant.

          Based upon the foregoing, it is our opinion that, under present law, for U.S. federal income tax purposes the Merger pursuant to which the shares of common stock of United held by the shareholders of United will be converted into shares of the common stock of Certified will be treated as a reorganization within the meaning of Section 368(a) of the Code and:

          . No gain or loss will be recognized by United, Sub or Certified solely as a result of the Merger.

          . No gain or loss will be recognized by holders of United Common Stock upon the receipt of Certified Class A Shares or Class B Shares in the Merger, except to the extent of cash applied to the holder's deposit account in lieu of fractional shares.

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United Grocers, Inc.
August 24, 1999
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          .    Cash applied to the holder's deposit account in lieu of
               fractional shares will be treated as capital gain (or loss) measured by the difference between the cash applied and the portion of the tax basis in the shares of United' Common Stock surrendered that is allocable to such fractional share. Such capital gain (or loss) will be long-term capital gain (or loss) if such fractional share is considered to have been held for more than one year at the effective date of the Merger.

          . The aggregate tax basis of Certified Class A Shares and Class B Shares received by a United shareholder in the Merger will be the same as the aggregate tax basis of United Common Stock surrendered in exchange therefor.

          . The holding period of Certified Class A Shares and Class B Shares received by a United shareholder will include the holding period for United Common Stock surrendered in exchange therefor.

          . Cash payments received by a holder of United or Certified common stock in connection with the exercise of dissenters' rights will be treated as capital gain (or loss) measured by the difference between the cash payment received and the tax basis in the shares of such common stock for which dissenters' rights are exercised. The capital gain (or loss) will be long-term capital gain (or loss) if the shares are considered to have been held for more than one year when exchanged for such cash payments.

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United Grocers, Inc.
August 24, 1999
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          Other than as expressly set forth above, we express no opinion as to the U.S. federal, state, local, foreign or other tax consequences of the Merger to any person.

          Any material changes in the facts from those set forth or assumed herein or in the Proxy Statement/Prospectus may affect the conclusions stated herein.

          This opinion is subject to the further limitations set forth below.

          1. This opinion represents only our legal judgment as to the probable outcome of the tax issue addressed herein and is not binding on the Internal Revenue Service, the United States Tax Court, or any other court. Our opinion is based on the Code, Treasury Regulations, judicial decisions and administration pronouncements, all as in existence as of the date hereof. Future legislation, regulations, administrative pronouncements or court decisions may significantly change the law and materially affect the conclusion expressed herein or significantly alter the tax consequences of the Merger, possibly retroactively.

          2. This opinion addresses only the status of the Merger as a reorganization under Section 368(a) of the Code specifically and does not address any other federal, state, local or foreign tax consequences that may result to United, Certified, Sub, the United Shareholders, or any other person from the Merger or any other transaction (including any transaction in connection with the Merger). This opinion does not purport to deal with all aspects of federal income taxation that may affect particular shareholders in light of their individual circumstances, and is not intended for shareholders subject to special treatment under the federal income tax law.

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United Grocers, Inc.
August 24, 1999
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          3.   This opinion may not be relied upon if the actual circumstances vary from the circumstances as set forth in the documents upon which we have relied as set forth above.

          We hereby consent to the filing of this opinion as an exhibit to the Form S-4 and to the reference to us under the caption "THE MERGER --- Material Federal Income Tax Considerations" in the Proxy Statement/Prospectus forming part of the Form S-4 and any amendments thereto. In giving such consent, we do not admit that we are in the category of persons whose consent is required under
Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.


                                  Sincerely,

                                  /s/ Peter L. Osbourne

                                  Peter L. Osbourne

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